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                             December 15, 2023

       Nir Klein
       Chief Executive Officer
       Silynxcom Ltd.
       19 Yad Ha'Harutzim St.
       Netanya, 4250519, Israel

                                                        Re: Silynxcom Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed December 6,
2023
                                                            File No. 333-275195

       Dear Nir Klein:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 filed December 6, 2023

       General

   1. Your added disclosure on pages 2 and 4 states that you have included risk factor disclosure regarding
your status as a controlled company under exchange listing rules.
                                                        However, it appears no
such risk factor disclosure appears in the section beginning on page 8. Please revise
to include such disclosure. Please also revise the disclosure beginning on page 60
including the availability and use of the corporate governance exemptions you mention.
              Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you
       have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 Nir Klein
Silynxcom Ltd.
December 15, 2023
Page 2

                                Sincerely,
FirstName LastNameNir Klein
                                Division of Corporation Finance
Comapany NameSilynxcom Ltd.
                                Office of Manufacturing
December 15, 2023 Page 2
cc:       Oded Har-Even, Esq.
FirstName LastName